Exhibit 3.1 (xlvii)

CERTIFICATE OF FORMATION

OF

CLIFFSTAR LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

FIRST: The name of the limited liability company is: Cliffstar LLC

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 23rd day of July, 2010.

/s/ Jennifer Donaghue
Jennifer Donaghue
Authorized Person